July 11, 2012

Mr. Mark P. Shulman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: WTTJ, Inc.

Registration Statement on Form S-1

Filed July 11, 2012

File No. 333-181197

Dear Mr. Shulman,

As requested, please find enclosed the red lined version of our S-1 amendment filing.

Sincerely

WTTJ Corp.

s/s

Peter Klamka

President

encl.  WTTJ redlined version